UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

87677F105
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

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*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,477,576	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,477,576	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,477,576		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]		
14	TYPE OF REPORTING PERSON OO		

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1   The percentages used herein are based upon 30,419,777 shares of common stock outstanding, which represents the shares of common stock outstanding as of March 31, 2024, according to the Issuer's Certified Shareholder Report on Form N-CSR (the "Shareholder Report") filed with the Securities and Exchange Commission ("SEC") on June 5, 2024.

1	NAME OF REPORTING PERSON William Heath Hawk		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,467	
	8	SHARED VOTING POWER 1,477,576	
	9	SOLE DISPOSITIVE POWER 3,467	
	10	SHARED DISPOSITIVE POWER 1,477,576	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,481,043		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]		
14	TYPE OF REPORTING PERSON IN		

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1   The percentages used herein are based upon 30,419,777 shares of Common Stock outstanding as of March 31, 2024, as disclosed in the Shareholder Report.

1	NAME OF REPORTING PERSON Ethan A. Danial		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 189,490[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 189,490	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 189,490[1]		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%[2]		
14	TYPE OF REPORTING PERSON IN		

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1 Consisting of 189,490 shares owned by RAD Investments, LLC, which Mr. Danial, as one of its managers may be deemed to beneficially own.
2 The percentages used herein are based upon 30,419,777 shares of Common Stock outstanding as of March 31, 2024, as disclosed in the Shareholder Report.

1	NAME OF REPORTING PERSON Ian McCarthy		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on June 20, 2024, as amended by the Amendment No. 1 filed on June 27, 2024 (together, the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. PURPOSE OF TRANSACTION

Item 4 is supplemented with the following:

On July 1, 2024, Ocean Capital, Mr. Hawk and the 2024 Nominees (collectively, the "2024 Participants") filed a definitive proxy statement and accompanying **BLUE** proxy card with the SEC in connection with their solicitation of proxies for the 2024 Annual Meeting. At the 2024 Annual Meeting, the 2024 Participants will seek shareholder approval of Ocean Capital's proposals to (i) elect the 2024 Nominees, consisting of Ethan A. Danial and Ian McCarthy, to serve as Class II directors on the Board, until their terms expire at the Fund's 2027 annual meeting of shareholders or until their respective successors are duly elected and qualified and (ii) terminate the Amended and Restated Investment Advisory Agreement ("Investment Advisory Agreement") between the Fund and UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico, dated May 12, 2021 within sixty days, pursuant to Section 11 of the Investment Advisory Agreement and the right of shareholders as embodied in Section 15(a)(3) of the Investment Company Act of 1940. Details of the proposals, including information about the 2024 Nominees, can be found in the 2024 Participants' definitive proxy statement, which is available at no charge on the SEC's website at http://www.sec.gov.

The 2024 Participants are asking shareholders to vote on their **BLUE** proxy card "**FOR ALL**" of the 2024 Nominees and "**FOR**" Ocean Capital's proposal to terminate the Investment Advisory Agreement.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 3, 2024


Ocean Capital LLC

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk

Ethan A. Danial

/s/ Ethan A. Danial

Ian McCarthy

/s/ Ian McCarthy


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